

JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15c3-3

The Stockholder
March Capital Corporation
Chicago, IL

We have reviewed management's statements, included in the accompanying management's claim of exemption report, in which (1) March Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which March Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) March Capital Corporation stated that March Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. March Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about March Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 28, 2020